Exhibit 99.1

Riskified Reports Fourth Quarter and Full Year 2025 Results
Provides Initial 2026 Outlook

NEW YORK, March 4, 2026 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and twelve months ended December 31, 2025. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.

“We ended the year with a strong quarter of performance, and we are starting 2026 with momentum. As fraud increases in complexity, the role that Riskified plays in the global ecommerce ecosystem becomes even more essential. I am confident in our artificial intelligence platform, and our ability to deliver value for our shareholders,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q4 2025 Business Highlights

•Accelerated Gross Profit Growth: We recorded the largest quarterly gross profit in our company's history in the fourth quarter. We currently expect year-over-year gross profit growth to accelerate in 2026, supported by ongoing technical model performance improvement.

•Achieved GAAP Profitability: We achieved GAAP profitability in the fourth quarter of 2025, reflecting the scalability of our business model.

•Further Vertical and Geographic Diversification with the Addition of New Merchants: We continued to have success landing new merchants on the Riskified platform, which in turn deepened our vertical and geographic reach. Our top ten new logos added during the fourth quarter represented wins in each of our six verticals and across three geographies. Five of our top ten new logos won were headquartered in the United States.

•Go-To-Market Strength: Our go-to-market team delivered another successful year, capped by a particularly strong fourth quarter. In Q4, we secured our highest quarterly new business total in several years, accounting for approximately 55% of full-year new business won.

•Expansion of AI Agent Intelligence to Secure Native Merchant AI Shopping Assistants: We recently announced the expansion of our AI Agent Intelligence platform, positioning the company as a definitive shield for the next era of ecommerce. As merchants explore deploying their own native, conversational AI shopping assistants to elevate their customer experiences, we are helping to ensure that these new touchpoints are protected from sophisticated fraud and abuse through the introduction of several capabilities designed specifically for merchants’ conversational AI shopping assistants.

•Further Expansion in Latin America: We recently onboarded a merchant in Latin America that centralizes, optimizes, and scales direct sales and ecommerce for leading bus and ground transportation companies in Latin America. The company selected Riskified as its strategic partner for ecommerce fraud protection and risk intelligence. The partnership reflects our accelerating momentum in the Latin American ecommerce market, supporting brands as they navigate complex regional payment landscapes.

•Record Quarter and Full Year of Adjusted EBITDA: We expanded Adjusted EBITDA margin by approximately 300 basis points in 2025. Fourth-quarter Adjusted EBITDA of $17.7 million surpassed our full-year 2024 total, reflecting sustained revenue growth, gross margin expansion, and disciplined expense management across the business.

•Share Repurchase Program Update: During 2025 we repurchased approximately 22.0 million shares for a total price of approximately $105.9 million. Since the inception of our buyback program in November 2023, we have repurchased approximately 52.0 million shares for a total price of $259.5 million which has contributed to a meaningful reduction in shares outstanding. In addition, our Board of Directors has authorized the repurchase of an additional $75 million of the Company’s ordinary shares, subject to the completion of Israeli regulatory procedures. Assuming completion of the required Israeli regulatory procedures, our total aggregate repurchase authorization outstanding was approximately $85.1 million as of March 2, 2026.

•Introduced Dynamic Returns Feature: To help retailer fraud and customer experience teams improve the customer claims process, we introduced Dynamic Returns, a new feature within our Policy Protect product. Dynamic Returns enables refund and exchange options to be tailored in real-time based on customer risk and eligibility. Rather than applying uniform rules or delaying refunds until warehouse inspection, merchants have the identity insights they need to assess customer eligibility and trigger the appropriate outcome, using real-time return intelligence that evaluates customer behavior and network-level signals.

Q4 2025 Financial Summary & Highlights
The following table summarizes our consolidated financial results for the three and twelve months ended December 31, 2025 and 2024, in thousands except where indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$46,692	$39,486	$155,102	$141,198
Increase in GMV year over year	18%		10%
Revenue	$99,329	$93,529	$344,638	$327,516
Increase in revenues year over year	6%		5%

GAAP Gross profit	$56,805	$48,861	$178,072	$170,939
GAAP Gross profit margin	57%	52%	52%	52%

Net profit (loss)	$5,760	$(4,084)	$(27,565)	$(34,922)
Net profit (loss) margin	6%	(4)%	(8)%	(11)%

Adjusted EBITDA(1)	$17,718	$11,204	$26,724	$17,194
Adjusted EBITDA margin(1)	18%	12%	8%	5%
Additional Financial Highlights

•GAAP gross profit margin of 57% for the three months ended December 31, 2025 compared to 52% in the prior year. Non-GAAP gross profit margin(1) of 58% for the three months ended December 31, 2025 compared to 53% in the prior year. GAAP gross profit margin of 52% for the year ended December 31, 2025 compared to 52% in the prior year. Non-GAAP gross profit margin(1) of 52% for the year ended December 31, 2025 compared to 53% in the prior year.

•GAAP diluted net profit per share of $0.04 for the three months ended December 31, 2025 compared to net loss per share of $(0.02) in the prior year. Non-GAAP diluted net profit per share(1) of $0.12 for the three months ended December 31, 2025 compared to $0.06 in the prior year. GAAP net loss per share of $(0.18) for the year ended December 31, 2025 compared to $(0.20) in the prior year. Non-GAAP diluted net profit per share(1) of $0.20 for the year ended December 31, 2025 compared to $0.17 in the prior year.

•Operating cash inflow of $10.9 million for the three months ended December 31, 2025 compared to $10.7 million in the prior year. Free cash inflow(1) of $10.7 million for the three months ended December 31, 2025 compared to $10.6 million in the prior year. Operating cash inflow of $33.9 million for the year ended December 31, 2025 compared to $39.7 million in the prior year. Free cash inflow(1) of $33.1 million for the year ended December 31, 2025 compared to $39.1 million in the prior year.

•Ended December 31, 2025 with approximately $297.6 million of cash, deposits, and investments on the balance sheet and zero debt.

“Our fourth quarter revenues of nearly $100 million were a record since inception and contributed to our first ever quarter of GAAP profitability. Furthermore, we achieved an 18% Adjusted EBITDA margin in the fourth quarter, highlighting the scale and potential of our business. These results are the culmination of consistent, high-quality execution across the year and I am confident in our ability to grow the business moving forward,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook

For the year ending December 31, 2026, we expect:

•Revenue between $372 million and $384 million

•Adjusted EBITDA(2) between $26 million and $34 million, representing an Adjusted EBITDA margin of 8%. This includes a FX headwind of approximately 400 basis points at the midpoint.

(1) GMV is a key performance indicator. Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit margin, non-GAAP diluted net profit per share, and free cash flow are non-GAAP measures of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We refer to certain forward-looking non-GAAP financial measures in this press release and on our quarterly results conference call. We are not able to provide a reconciliation of forward-looking Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP operating expense, or free cash flow for the fiscal year ending December 31, 2025 to net profit (loss), gross profit, total operating expenses, and operating cash flow, respectively, because certain items that are excluded from these non-GAAP metrics but included in the most directly comparable GAAP financial measures, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and significant impact on our future GAAP financial results.

Authorization to Repurchase Ordinary Shares
On March 2, 2026, the Company's Board of Directors authorized the repurchase of up to $75 million of the Company’s Class A ordinary shares, subject to the completion of required Israeli regulatory procedures. This authorization is in addition to the Company’s existing $300 million share repurchase authorizations in the aggregate, of which approximately $289.9 million had been utilized as of March 2, 2026. Any share repurchases under the program may be made from time to time in the open market, including through trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in privately negotiated transactions or by other means in accordance with U.S. federal securities laws. The Company intends to fund repurchases from existing cash and cash equivalents. Following, and subject to, completion of the required Israeli regulatory procedures, the timing, as well as the number and value of any shares repurchased under the program, will be determined by the Company at its discretion under the Board authorized program and will depend on a variety of factors, including management's assessment of the intrinsic value of the Company's Class A ordinary shares, the market price of the Company's Class A ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. The Company is not obligated to acquire any particular amount of Class A ordinary shares under the program, and the program may be suspended, modified or discontinued at any time without prior notice. This press release is neither an offer to purchase nor a solicitation of an offer to buy any securities.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, March 4, 2026 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance such as Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and a non-GAAP measure of liquidity, Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our AI-powered ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve multiplied by the associated risk-adjusted fee.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, legal-related and other expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is partly because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Legal-related and other expenses: We exclude certain costs incurred in connection with corporate initiatives that are non-recurring and not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

Restructuring costs: We exclude costs associated with reductions in force because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release and announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and Adjusted EBITDA guidance for fiscal year 2026, our anticipated gross profit, non-GAAP gross profit margin and free cash flow, expectations as to continued margin and Adjusted EBITDA expansion, future growth potential in new verticals, new geographies and from new-products, anticipated benefits and impacts of our share repurchase program and management of our dilution, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline and geographic reach, market share and upsell opportunities, the impact of competition, pricing pressure and churn, the advancement and performance of our AI-powered multi-product platform and its impact on our results and productivity, the benefits of our partnerships and collaborations with third-parties, our forecasted operating expenses and our business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our ability to attract new merchants and retain existing merchants and increase sales of our products to existing merchants; our history of net losses and ability to achieve profitability; the impact of macroeconomic and geopolitical conditions on us and on the performance of our merchants; the accuracy of our estimates of market opportunity and forecasts of market growth; competition; our ability to continue to improve our artificial intelligence, machine learning models and automated decision making technologies (collectively, "AI Technologies"); fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; our merchant concentration and loss of a significant merchant; the financial condition of our merchants, particularly in challenging macroeconomic environments, and the impact of pricing pressure; our ability to increase the adoption of our products, develop and introduce new products and effectively manage the impact of new product introductions on our existing product portfolio; our ability to mitigate the risks involved with selling our products to large enterprises; changes to our pricing and pricing structures; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; our ability to manage periodic realignments of our organization, including expansion or reductions in force; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent strength in the value of the Israeli shekel against the US dollar; our ability to obtain additional capital; our reliance on third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our AI Technologies and access to third-party and merchant data; consumer adoption of agentic commerce; our ability to comply with evolving data protection, privacy and security laws; any actual or perceived failure to comply with evolving regulatory frameworks around the development and use of artificial intelligence; our ability to successfully implement and use AI Technologies; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or make judgments relating to our critical accounting policies; our business in China; changes in tax laws or regulations; scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the SEC on March 6, 2025, as may be updated in other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified

Riskified (NYSE:RSKD) empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at Riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31, 2025	As of December 31, 2024

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$162,152	$371,063
Short-term deposits	5,000	5,000
Accounts receivable, net	48,453	47,803
Prepaid expenses and other current assets	9,825	9,830
Short-term investments	130,428	—
Total current assets	355,858	433,696
Property and equipment, net	10,970	12,704
Operating lease right-of-use assets	21,203	25,310
Deferred contract acquisition costs	15,587	16,558
Other assets, noncurrent	6,953	7,593
Total assets	$410,571	$495,861
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,911	$2,309
Accrued compensation and benefits	27,532	26,365
Guarantee obligations	12,278	13,061
Provision for chargebacks, net	10,458	9,434
Operating lease liabilities, current	6,075	5,590
Accrued expenses and other current liabilities	12,466	13,780
Total current liabilities	70,720	70,539
Operating lease liabilities, noncurrent	18,947	21,940
Other liabilities, noncurrent	26,145	21,078
Total liabilities	115,812	113,557
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of December 31, 2025 and December 31, 2024; 104,034,048 and 112,306,279 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of December 31, 2025 and December 31, 2024; 44,118,455 and 48,902,840 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	—	—
Treasury shares at cost, 52,025,888 and 30,049,351 ordinary shares as of December 31, 2025 and December 31, 2024, respectively	(260,451)	(154,223)
Additional paid-in capital	1,029,328	982,131
Accumulated other comprehensive profit (loss)	(62)	887
Accumulated deficit	(474,056)	(446,491)
Total shareholders’ equity	294,759	382,304
Total liabilities and shareholders’ equity	$410,571	$495,861

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Revenue	$99,329	$93,529	$344,638	$327,516
Cost of revenue	42,524	44,668	166,566	156,577
Gross profit	56,805	48,861	178,072	170,939
Operating expenses:
Research and development	17,163	16,543	69,413	68,065
Sales and marketing	20,301	19,708	83,100	86,389
General and administrative	14,361	16,024	59,594	64,337
Total operating expenses	51,825	52,275	212,107	218,791
Operating profit (loss)	4,980	(3,414)	(34,035)	(47,852)
Interest income (expense), net	2,897	3,978	13,465	20,167
Other income (expense), net	(682)	(1,215)	(637)	(818)
Profit (loss) before income taxes	7,195	(651)	(21,207)	(28,503)
Provision for (benefit from) income taxes	1,435	3,433	6,358	6,419
Net profit (loss)	$5,760	$(4,084)	$(27,565)	$(34,922)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	(851)	761	(949)	813
Comprehensive profit (loss)	$4,909	$(3,323)	$(28,514)	$(34,109)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$0.04	$(0.02)	$(0.18)	$(0.20)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$0.04	$(0.02)	$(0.18)	$(0.20)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	152,443,993	164,123,620	157,460,699	170,907,159
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	157,164,726	164,123,620	157,460,699	170,907,159

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$5,760	$(4,084)	$(27,565)	$(34,922)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	740	1,042	2,124	388
Provision for (benefit from) account receivable allowances	375	(136)	995	626
Depreciation and amortization	593	789	2,462	3,349
Amortization of capitalized internal-use software costs	261	383	1,085	1,532
Amortization of deferred contract costs	3,135	2,697	12,041	10,784
Impairment of deferred contract costs	—	—	—	1,205
Share-based compensation expense	11,506	13,369	51,626	57,831
Non-cash right-of-use asset changes	1,048	991	4,107	4,432
Changes in accrued interest	(933)	883	(50)	1,356
Ordinary share warrants issued to a customer	—	2,534	—	3,685
Other	106	79	307	398
Changes in operating assets and liabilities:
Accounts receivable	(17,928)	(13,626)	(1,361)	(1,849)
Deferred contract acquisition costs	(3,679)	(5,043)	(8,504)	(10,535)
Prepaid expenses and other assets	(107)	(1,405)	(2,448)	(2,696)
Accounts payable	(188)	222	(376)	(203)
Accrued compensation and benefits	6,346	6,100	121	2,541
Guarantee obligations	3,695	1,322	(783)	342
Provision for chargebacks, net	3,043	625	1,024	(2,658)
Operating lease liabilities	(1,228)	(1,083)	(4,669)	(3,648)
Accrued expenses and other liabilities	(1,607)	5,032	3,743	7,738
Net cash provided by (used in) operating activities	10,938	10,691	33,879	39,696
Cash flows from investing activities:
Purchases of investments	(58,040)	—	(248,011)	—
Maturities of investments	18,435	28,300	115,917	28,300
Purchases of property and equipment	(230)	(130)	(810)	(637)
Proceeds from sale of fixed assets	12	8	50	91
Net cash provided by (used in) investing activities	(39,823)	28,178	(132,854)	27,754
Cash flows from financing activities:
Proceeds from exercise of share options	1,573	800	5,068	4,244
Taxes paid related to net share settlement of equity awards	(2,501)	—	(9,497)	—
Purchases of treasury shares	(37,024)	(24,624)	(106,228)	(141,068)
Net cash provided by (used in) financing activities	(37,952)	(23,824)	(110,657)	(136,824)
Effects of exchange rates on cash and cash equivalents	144	(380)	721	(401)
Net increase (decrease) in cash and cash equivalents	(66,693)	14,665	(208,911)	(69,775)
Cash and cash equivalents—beginning of period	228,845	356,398	371,063	440,838
Cash and cash equivalents—end of period	$162,152	$371,063	$162,152	$371,063

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net profit (loss)	$5,760	$(4,084)	$(27,565)	$(34,922)
Provision for (benefit from) income taxes	1,435	3,433	6,358	6,419
Interest (income) expense, net	(2,897)	(3,978)	(13,465)	(20,167)
Other (income) expense, net	682	1,215	637	818
Depreciation and amortization	854	1,172	3,547	4,881
Share-based compensation expense	11,506	13,369	51,626	57,831
Payroll taxes related to share-based compensation	90	77	601	563
Legal-related and other expenses	25	—	261	1
Restructuring costs	263	—	4,724	1,770
Adjusted EBITDA	$17,718	$11,204	$26,724	$17,194
Net profit (loss) margin	6%	(4)%	(8)%	(11)%
Adjusted EBITDA Margin	18%	12%	8%	5%

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
GAAP gross profit	$56,805	$48,861	$178,072	$170,939
Plus: depreciation and amortization	279	417	1,167	1,685
Plus: share-based compensation expense	184	171	738	765
Plus: payroll taxes related to share-based compensation	2	2	15	17
Plus: restructuring costs	19	—	284	156
Non-GAAP gross profit	$57,289	$49,451	$180,276	$173,562
Gross profit margin	57%	52%	52%	52%
Non-GAAP gross profit margin	58%	53%	52%	53%

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
GAAP cost of revenue	$42,524	$44,668	$166,566	$156,577
Less: depreciation and amortization	279	417	1,167	1,685
Less: share-based compensation expense	184	171	738	765
Less: payroll taxes related to share-based compensation	2	2	15	17
Less: restructuring costs	19	—	284	156
Non-GAAP cost of revenue	$42,040	$44,078	$164,362	$153,954

GAAP research and development	$17,163	$16,543	$69,413	$68,065
Less: depreciation and amortization	258	346	1,075	1,473
Less: share-based compensation expense	2,730	3,069	12,621	13,061
Less: payroll taxes related to share-based compensation	1	—	6	4
Less: restructuring costs	(125)	—	961	555
Non-GAAP research and development	$14,299	$13,128	$54,750	$52,972

GAAP sales and marketing	$20,301	$19,708	$83,100	$86,389
Less: depreciation and amortization	185	235	739	973
Less: share-based compensation expense	3,734	4,136	16,013	18,506
Less: payroll taxes related to share-based compensation	47	44	337	321
Less: restructuring costs	371	—	2,760	563
Non-GAAP sales and marketing	$15,964	$15,293	$63,251	$66,026

GAAP general and administrative	$14,361	$16,024	$59,594	$64,337
Less: depreciation and amortization	132	174	566	750
Less: share-based compensation expense	4,858	5,993	22,254	25,499
Less: payroll taxes related to share-based compensation	40	31	243	221
Less: legal-related and other expenses	25	—	261	1
Less: restructuring costs	(2)	—	719	496
Non-GAAP general and administrative	$9,308	$9,826	$35,551	$37,370

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$10,938	$10,691	$33,879	$39,696
Purchases of property and equipment	(230)	(130)	(810)	(637)
Free Cash Flow	$10,708	$10,561	$33,069	$39,059

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net profit (loss)	$5,760	$(4,084)	$(27,565)	$(34,922)
Depreciation and amortization	854	1,172	3,547	4,881
Share-based compensation expense	11,506	13,369	51,626	57,831
Payroll taxes related to share-based compensation	90	77	601	563
Legal-related and other expenses	25	—	261	1
Restructuring costs	263	—	4,724	1,770
Non-GAAP net profit (loss)	$18,498	$10,534	$33,194	$30,124

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	152,443,993	164,123,620	157,460,699	170,907,159
Add: Dilutive Class A and B ordinary share equivalents	4,720,733	5,110,556	5,414,390	6,771,298
Weighted-average shares used in computing GAAP net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	157,164,726	169,234,176	162,875,089	177,678,457

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$0.04	$(0.02)	$(0.18)	$(0.20)
Net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$0.04	$(0.02)	$(0.18)	$(0.20)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$0.12	$0.06	$0.21	$0.18
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$0.12	$0.06	$0.20	$0.17